

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2019

Roger Kahn
President and Chief Financial Officer
Bridgeline Digital, Inc.
100 Summit Drive
Burlington, MA 01803

>   **Re: Bridgeline Digital, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 11, 2019**
>   **File No. 333-230816**

Dear Mr. Kahn:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services

cc: Caitlin Murphey